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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

MAR 0 7 2022

Washington, DC

SEC File 8-49595

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Capital Growth Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):

XX☐X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

60 East 42nd Street, Suite 4700
(No. and Street)

New York City (City) New York (State) 10165 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Gaffney (Name) ph 917-710-0938 (Area Code – Telephone Number) james.gaffney@capgrowthadvisors.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Blvd Ste 700 (Address) Denver (City) CO (State) 80237 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, James Gaffney ________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capital Growth Advisors LLC______________________________, as of ___December 31, 2021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KIMBERLY YANNETTE VICENTE
MY COMMISSION # HH 197021
EXPIRES: November 9, 2025
Bonded Thru Notary Public Underwriters

Signature: ______________________

Title:
______Managing Partner________________

____
Notary Public

This filing contains (check all applicable boxes):**

x☐ (a) Statement of financial condition.
x☐ (b) Notes to consolidated statement of financial condition.
x☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
x☐ (d) Statement of cash flows.
x☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
x☐ (g) Notes to consolidated financial statements.
x☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Capital Growth Advisors LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capital Growth Advisors LLC (the "Company") as of December 31, 2021, and the related notes to the statement of financial condition. In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Capital Growth Advisors LLC's auditor since 2016.

Denver, Colorado
February 25, 2022

Capital Growth Advisors LLC

Statement of Financial Condition

December 31, 2021

ASSETS:		
Cash	$	24,626
Accounts Receivable		325,058
Prepaid Fees		3,526
Total Assets	$	353,210
LIABILITIES AND MEMBERS' EQUITY:		
LIABILITIES		
Accounts Payable and Accrued Expenses		45,200
Total Liabilities		45,200
MEMBERS' EQUITY		308,010
Total Liabilities and Members' Equity	$	353,210

See accompanying notes

Capital Growth Advisors LLC

Notes to Financial Statements
December 31, 2021

1. **Organization**

Capital Growth Advisors LLC is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The company's primary business is to provide consulting services to investment management firms relating to the business development efforts of those firms.

2. **Accounting Principles and Policies**

Cash
Cash consists of deposits in checking and savings accounts with a commercial bank. Balances in these accounts may exceed federally insured limits from time to time.

Accounts receivable
Management believes that all accounts receivable as of December 31, 2021 are fully collectible. Therefore, no allowance for doubtful accounts is necessary.

Revenue recognition
Revenue is recorded as per the terms of the consulting service agreements over the period when services are provided and revenue is determined. The Company earns its revenue by generating consulting fee income from providing business development advice to investment management firms. As a part of the consulting fee income, the Company may receive a percentage of management and incentive fees earned by the investment management firms. The Company records consulting fee income related to its share of management fees and incentive fees in the period when the Company has met all of the conditions to receive such fees.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company does not always know the amount of its earnings in the period from when these arrangements occur until when the fees are paid. Management has estimated the amount of fees earned through December 31, 2021 based upon the information available as of the preparation of these financial statements. Actual results could differ materially from those estimates.

Capital Growth Advisors LLC

Notes to Financial Statements
December 31, 2021

Recently Issued Accounting Standards
In February 2016, the FASB issued ASU No. 2016-02: Leases (Topic 842) ("ASU 2016-02"). The amendments in this update require leases, among other things, to recognize lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous authoritative guidance. This update also introduces new disclosure requirements for leasing arrangements. In July 2018, the FASB issued ASU 2018-10: Codification Improvements to Topic 842, Leases, which provides narrow-scope improvements to the lease standard. ASU 2016-02 and ASU 2018-10 was effective for the Company in fiscal year 2019, but early application is permitted. There is no effect on the Company's financial statements, as the Company has no long term operating leases.

Income taxes
As a limited liability company, the company is not a taxpaying entity for federal or state income tax purposes, and thus no federal or state income tax expense has been recorded in the statements. Income of the company is taxed to the members on their individual tax returns. The Company is subject to the New York City Unincorporated Business Tax. The Company is subject to examination and adjustment of its Unincorporated Business Tax for the years subsequent to 2016, or for years subsequent to 2011 if the examination successfully asserts an understatement of gross income that exceeds 25% of the gross income reported in the original return. Certain items of income and expense are recognized for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes, primarily cash versus accrual basis accounting, resulting in deferred income taxes.

3. **Concentrations of Risk**

For the year ended December 31, 2021, the top three of the Company's clients accounted for approximately 84% of the Company's revenue and one client accounted for 92% of the Company's year end accounts receivable.

The Federal Deposit Insurance Corporation (FDIC) insures up to $250,000 of deposits maintained at any one member financial institution. During the year, the Company's deposit balance did not exceed $250,000 based on bank records.

Capital Growth Advisors LLC

Notes to Financial Statements
December 31, 2021

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $20,663 which was $15,663 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 2.19 to 1 at December 31, 2021.

5. Subsequent Events

From January 1, 2022 and through February 25, 2022, the Company paid capital distributions of $280,000 to the members. The company performed an evaluation of subsequent events through the date the financial statements were issued.